UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of MARCH, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   March 2, 2005                      /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Halo Resources Ltd. (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         March 2, 2005

3.       PRESS RELEASE

         The press release was released on March 02, 2005 through various approved public media and filed with the TSX Venture Exchange, the British Columbia, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, Chairman
         Phone: (604) 685-9316

9.       DATE OF REPORT

         March 2, 2005.



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                               HALO RESOURCES LTD.

                        #2300 - 1066 WEST HASTINGS STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 601-8208   FAX: (604) 601-8209
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                            FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------

NEWS RELEASE                                                       March 2, 2005


                     DUPORT GOLD PROPERTY ACQUISITION UPDATE

VANCOUVER, BRITISH COLUMBIA, MARCH 2ND, 2005 - Marc Cernovitch, President and CEO of Halo Resources Ltd. (TSXV: HLO, OTCBB: HLOSF, FSE: HRL), is pleased to announce that it has finalized all necessary documentation, and closing of the DuPort acquisition is in process. Under the terms of the final agreement the Company will acquire a 100% interest in the DuPort Gold Property located near Kenora, Ontario from The Sheridan Platinum Group Ltd. The Company will pay $250,000 cash, issue 1,000,000 common shares, and issue five-year preferred shares with a face value of $8,000,000 to the Vendor. The preferred shares have a dividend of $50,000 payable in years one and two and equal to 4% of the issue price thereafter, are non-voting, non-convertible, and may be redeemed or retracted by the Company. The preferred share can be redeemed in consideration of $8,000,000 plus a penalty of $400,000 or retracted in consideration of $8,000,000 plus any accrued and unpaid dividends, both of which can be settled in cash or common shares (at the 15 day weighted average trading price). If the Company wishes to withdraw the Agreement, the preferred shares are to be cancelled.

At this time TSX Venture Exchange approvals have been received and the Company anticipates that the acquisition will close in the next several weeks. Closing is subject to receipt of all requisite approvals and consents including the approval of the Ministry of Northern Development and Mines.

The drilling program at DuPort is proceeding with initial drill results expected in the next few days.

Halo Resources Ltd. (TSX.V:HLO, OTC.BB:HLOSF, FSE: HRL) is a Canadian-based resource company focused on the acquisition of near production base and precious based metal deposits. The Company is operated by an experienced management team and backed by a strong network of mining financiers. Currently the Company has a treasury of $5 million, to carry forward its operations. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.
Website: www.halores.com



                                      -1-

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ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
----------------------
PRESIDENT AND CEO
                                      -30-

FOR MORE INFORMATION CONTACT:

Marc Cernovitch
President and CEO
Tel: 604-484-0068
Fax: 604-484-0069
Toll Free: 1-866-841-0068
mcernovitch@halores.com


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. The transaction cannot close until the required Exchange approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the materials to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Halo Resources Ltd. should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.



                                      -2-

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